                               800-JR CIGAR, INC.
                               301 ROUTE 10 EAST
                           WHIPPANY, NEW JERSEY 07981
                                 (973) 884-9555

                                                                 August 29, 2000

Dear Stockholder:

    We are pleased to inform you that 800-JR CIGAR, Inc. has signed a merger agreement with L&LR, Inc., JRC Acquisition Corp., Lewis I. Rothman, LaVonda M. Rothman and the Lewis Irving Rothman 1998 Trust #1 u/a/d November 10, 1998, pursuant to which JRC has commenced a tender offer to purchase all of the outstanding shares of 800-JR CIGAR common stock not already owned by the Rothmans and the 1998 Rothman Trust for $13.00 per share in cash.

    The offer is subject to, among other things, the tender of at least a majority of the shares not already owned by the Rothmans, the 1998 Rothman Trust and certain other trusts controlled by the Rothmans and JRC obtaining the financing necessary to consummate the offer. Following the completion of the offer, JRC will be merged with and into 800-JR CIGAR and each remaining 800-JR CIGAR share will be converted into the same cash price as was paid in the offer.

    After careful consideration and based upon, among other things, the unanimous recommendation of a special committee of independent directors, your board of directors has unanimously approved the merger agreement, the offer and the merger and determined that the offer and the merger are fair to and in the best interests of 800-JR CIGAR's stockholders (other than L&LR, JRC, the Rothmans, the 1998 Rothman Trust and the other Rothman trusts). THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER. In arriving at its determination and recommendation, the board of directors took into account the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9, including the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the effect that the consideration to be received by 800-JR CIGAR stockholders in the offer and the merger is fair from a financial point of view to such stockholders, other than L&LR, JRC, the Rothmans, the 1998 Rothman Trust and the other Rothman trusts.

    Enclosed is JRC's Offer to Purchase, together with related materials, including the Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the offer. We urge you to read the attached Schedule 14D-9 and the enclosed materials carefully.

    If you need assistance tendering your shares, please contact D.F. King & Co., Inc., the information agent for the offer, or First Union
Securities, Inc., the dealer manager for the offer, at their respective addresses or telephone numbers appearing on the back cover of the Offer to Purchase.

                                          Very truly yours,

                                          Michael E. Colleton
                                          Chief Financial Officer